SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               ___________________

                    WELLS REAL ESTATE INVESTMENT TRUST, INC.
                            (Name of Subject Company)

       SUTTER OPPORTUNITY FUND 3, LLC, SUTTER CAPITAL MANAGEMENT, LLC and
                                 ROBERT E. DIXON

                                    (Bidders)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)
                             _______________________

                                                      Copy to:
Robert E. Dixon                                       Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                        Derenthal & Dannhauser LLP
220 Montgomery Street, Suite 2100,                    One Post Street, Suite 575
San Francisco, California 94104                       San Francisco, CA 94104
(415) 788-1441                                        (415) 981-4844


                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

            Transaction                                 Amount of
            Valuation*                                  Filing Fee

            $7,000,000                                  $886.90

* For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $7.00 per Share in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:
       Form or Registration Number:
       Filing Party:
       Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC, and ROBERT E. DIXON (together, the "Purchasers") to purchase up to 1,000,000 Shares of COMMON STOCK, PAR VALUE $.01 (the "Shares") in WELLS REAL ESTATE INVESTMENT TRUST, INC., a Maryland corporation (the "Company"), the subject company, at a purchase price equal to $7.00 per Share, less the amount of any dividends declared or paid with respect to the Shares between November 15, 2004 (the "Offer Date") and December 20, 2004, or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2004 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for dividends paid or declared prior to the Expiration Date. Any dividends paid or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers. Sutter Capital Management, LLC is named as a "bidder" herein because it controls Sutter Opportunity Fund 3, LLC, but it is otherwise participating in the offer described in this schedule.

     In the event of a price reduction resulting from a Company dividend declared or paid after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

     Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

     As of February 29, 2004, there were approximately 117,000 stockholders of record of Shares and the number of Shares outstanding as of September 30, 2004 was 470,422,493 according to the Company's annual report on Form 10-K for the year ended December 31, 2004 and quarterly report on Form 10-Q for the quarter ended September 30, 2004. The Purchasers and certain of their affiliates currently beneficially own an aggregate of 3,000 Shares, or less than one tenth of one percent (0.001%) of the outstanding Shares. If all of the Shares sought in this Offer are purchased, the Purchasers and their affiliates would beneficially own in the aggregate 1,003,000 or approximately 0.002% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $7,000,000 in aggregate purchase price, which the Purchasers will fund out of their existing working capital.

     The address of the Company's principal executive offices is 6200 The Corners Parkway, Norcross, Georgia 30092, and its phone number is (770) 449-7800.

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

         (a)(1)   Offer to Purchase dated November 15, 2004

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Shareholders dated November 15, 2004

         (b)- (h) Not applicable.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 15, 2004


SUTTER OPPORTUNITY FUND 3, LLC

By Sutter Capital Management, LLC, its Manager

         By:       /s/ ROBERT E. DIXON
                  -----------------------------------
                  Robert E. Dixon, Manager


SUTTER CAPITAL MANAGEMENT, LLC

         By:       /s/ ROBERT E. DIXON
                  -----------------------------------
                  Robert E. Dixon, Manager


       /s/ ROBERT E. DIXON
       -----------------------------------
       Robert E. Dixon

                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated November 15, 2004

(a)(2)            Letter of Transmittal

(a)(3)            Form of Letter to Shareholders dated November 15, 2004